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                                 February 9, 2024

       Ting Kin Cheung
       Chief Executive Officer
       Plutus Financial Group Limited
       8/F, 80 Gloucester Road
       Wan Chai, Hong Kong

                                                        Re: Plutus Financial
Group Limited
                                                            Registration
Statement on Form F-1
                                                            Filed January 31,
2024
                                                            File No. 333-276791

       Dear Ting Kin Cheung:

                                                        We have reviewed your
registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form F-1

       Executive Compensation, page 125

   1. Please update your disclosure to include the compensation information for the fiscal year ended December 31,
2023.
       Cayman Islands Taxation, page 139

   2. Please revise this section to state that it is the opinion of Harney Westwood & Riegels.
                                                        Similarly, please
revise your disclosure regarding the Description of Share Capital to identify which parts of
the disclosure are the opinion of Harney Westwood & Riegels.
       Taxation
       Hong Kong Profits Taxation, page 140

   3. Please revise the disclosure in this section to state, if true, that it is the opinion of CFN
                                                        Lawyers.
 Ting Kin Cheung
Plutus Financial Group Limited
February 9, 2024
Page 2
Exhibits and Financial Statement Schedules, page II-2

4. Please revise to include a consent for each opinion of counsel identified in the prospectus.
         In this regard, we note, for example, your disclosure that your PRC counsel, Sundial Law
         Firm, stated that you are not a domestic company under the Trial Measures and that the
         Trial Measures do not apply to your offering.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Marc Thomas at 202-551-3452 or Cara Lubit at 202-551-5909 if you have questions regarding comments on the financial statements and related matters. Please contact
Sonia Bednarowski at 202-551-3666 or Jessica Livingston at 202-551-3448 with any other questions.



FirstName LastNameTing Kin Cheung                              Sincerely,
Comapany NamePlutus Financial Group Limited
                                                               Division of
Corporation Finance
February 9, 2024 Page 2                                        Office of
Finance
FirstName LastName